

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Edmond Cheng
Chief Financial Officer
CENNTRO ELECTRIC GROUP Ltd
501 Okerson Road
Freehold, New Jersey 07728

>   **Re: CENNTRO ELECTRIC GROUP Ltd**
>   **Form 20-F for the Year Ended December 31, 2021**
>   **Filed April 25, 2022**
>   **File No. 001-38544**

Dear Mr. Cheng:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing